18400 Von Karman Avenue
Suite 800
Irvine, CA 92612

949.760.1121 Phone
949.720.0182 Fax

File Number: C4736-0001

mlucar@buchalter.com

July 24, 2019

Via Edgar submission

Joshua Lobert Sonia Barros Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re: CF FUND II, LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 2

File No. 024-10732

Dear Mr. Lobert and Ms. Barros:

This letter is submitted on behalf of CF Fund II, LLC, a Pennsylvania limited liability company (the “Company”) in response to a telephone conversation with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A POS (File No. 024-10732) filed pursuant to Regulation A, Tier 1 under the Securities Act of 1933 (the “Act”).

The Company respectfully informs the Staff that Pennsylvania and New Jersey have confirmed that there are no additional comments to the Company’s offering documents and enclosed hereto as Exhibit A is an email from Pennsylvania serving as confirmation of the same. Please note that confirmation was provided by New Jersey via a telephone conversation on July 23, 2019.

Pursuant to 17 CFR §230.252(e) promulgated under the Act, the Company hereby requests that the above-referenced Offering Statement to be declared qualified effective as of 12:00 p.m. EDT on Friday, July 26, 2019, or as soon thereafter as is practicable.

Please feel free to contact us should you have any questions.

Very truly yours,

BUCHALTER
A Professional Corporation

By: /s/ Melissa L. Lucar____

Attorney

Attachment

EXHIBIT A